Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-176914

Prospectus Supplement to the Prospectus dated September 19, 2011 and the Prospectus Supplement dated September 19, 2011 — No. 1183

The Goldman Sachs Group, Inc.
Medium-Term Notes, Series D

$7,325,000
Currency-Linked Notes due 2014
(Linked to an Equally Weighted Basket of Exchange Rates)

The notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date (January 15, 2014, subject to adjustment) will be based on the performance of an equally-weighted basket comprised of six foreign currency exchange rates against the U.S. dollar (USD), as measured from the trade date (November 22, 2011) to and including the determination date (January 8, 2014, subject to adjustment). The foreign currency exchange rates that comprise the basket are the New Zealand Dollar/U.S. dollar, Swedish Krona/U.S. dollar, Russian Ruble/U.S. dollar, Korean Won/U.S. dollar, Malaysian Ringgit/U.S. dollar and Chilean Peso/U.S. dollar. We refer to each as a basket currency. Each basket currency is expressed as the relevant foreign currency value of one U.S. dollar. By purchasing this note, investors take the view that the foreign currencies in the basket will, on a net basis, appreciate in value against the U.S. dollar over the period from the trade date to and including the determination date. As more fully described below, if the basket return (defined below) is less than -20%, you would lose a portion of your investment in the notes and you may lose your entire investment, depending on the performance of the basket currencies against the U.S. dollar.

To determine your payment at maturity, we will first calculate the basket return, which is the percentage increase or decrease in the final basket level (which will be based on the exchange rate of each basket currency on the determination date, subject to adjustment) from the initial basket level of 100. The final basket level will equal the initial basket level times the sum of the results of (i) the final exchange rate for each basket currency divided by (ii) the initial exchange rate for each basket currency times (iii) the respective weighting for each basket currency. The basket return may reflect a positive return (based on any net appreciation in the value of the basket currencies against the U.S. dollar) or a negative return (based on any net depreciation in the value of the basket currencies against the U.S. dollar). On the stated maturity date, for each $1,000 face amount of your notes:

•

if the basket return is zero or positive, you will receive an amount in cash equal to the greater of (i) the threshold settlement amount ($1,300.00), and (ii) the sum of (a) $1,000 plus (b) the product of (1) $1,000 times (2) 150% times (3) the basket return;

•	if the basket return is negative, but greater than or equal to -20%, you will receive an amount in cash equal to $1,000; or

•

if the basket return is negative and is less than -20%, you will receive an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) 125% times (c) the sum of the basket return plus 20%, subject to a minimum payment amount of $0.

The amount you will be paid on your notes on the stated maturity date will not be affected by the final basket level on any day other than the determination date. You could lose your entire investment in the notes. A basket return of less than -20% will reduce the payment you will receive, if any, on the stated maturity date below the face amount of your notes, potentially to $0. In addition, the notes do not pay interest, and no other payments on your notes will be made prior to the stated maturity date.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Summary Information” on page S-2 and “Specific Terms of Your Notes” on page S-17.

Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions, our creditworthiness or other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is, and the price you may receive for your notes may be, significantly less than the original issue price. The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through June 22, 2012. We encourage you to read “Additional Risk Factors Specific to Your Notes” on page S-9 so that you may better understand those risks.

Original issue date (settlement date):	November 30, 2011	Original issue price:	100% of the face amount
Underwriting discount:	0.175% of the face amount	Net proceeds to the issuer:	99.825% of the face amount

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this prospectus supplement, at issue prices, underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this prospectus supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.

Goldman, Sachs & Co.

Prospectus Supplement dated November 22, 2011.

SUMMARY INFORMATION

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below and under “Specific Terms of Your Notes” on page S-17. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include any of its consolidated subsidiaries, while references to “Goldman Sachs” mean The Goldman Sachs Group, Inc. together with its consolidated subsidiaries and affiliates. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, in each case relating to the Medium-Term Notes, Series D of The Goldman Sachs Group, Inc. References to the “indenture” in this prospectus supplement mean the senior debt indenture, dated July 16, 2008, between The Goldman Sachs Group, Inc. and The Bank of New York Mellon, as trustee.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Face amount: each note will have a face amount equal to $1,000, or integral multiples of $1,000 in excess thereof; $7,325,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this prospectus supplement

Basket currencies: the New Zealand Dollar (NZD), the Swedish Krona (SEK), the Russian Ruble (RUB), the Korean Won (KRW), the Malaysian Ringgit (MYR) and the Chilean Peso (CLP)

Payment amount: on the stated maturity date, for each $1,000 face amount of your notes, we will pay you an amount in cash equal to:

•

if the basket return is zero or positive, the greater of (i) the threshold settlement amount and (ii) the sum of (a) $1,000 plus (b) the product of (1) $1,000 times (2) the upside participation factor times (3) the basket return;

•	if the basket return is negative but greater than or equal to -20%, $1,000; or

•

if the basket return is negative and less than -20%, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the buffer rate times (c) the sum of the basket return plus the buffer amount, subject to a minimum payment amount of $0

Purchase at amount other than face amount: The amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected”

Threshold settlement amount: $1,300.00

Buffer rate: 125%

Buffer amount: 20.00%

Upside participation factor: 150%

Exchange rates: the exchange rate for each basket currency, expressed as the foreign currency value of one U.S. dollar (USD)

Initial exchange rates: the initial exchange rates with respect to each basket currency, expressed as the basket currency value of one U.S. dollar, are as set forth in the table below:

Exchange Rate	Initial Exchange Rate
NZD/USD	1.3387
SEK/USD	6.8050
RUB/USD	31.03
KRW/USD	1145.00
MYR/USD	3.1735
CLP/USD	516.00

Final exchange rate for NZD/USD: with respect to the New Zealand Dollar, the final exchange rate (expressed as the NZD value of one U.S. dollar) will be determined on the determination date by reference to the London mid-market rate published by WM Company and displayed on the Reuters WMRSPOT13 page (or any successor or replacement service or page) at 4:00 p.m. London time, as determined by the calculation agent, except in the limited circumstances described under “Specific Terms of Your Notes — Consequences of a Non-Fixing Day” on page S-20

Final exchange rate for SEK/USD: with respect to the Swedish Krona, the final exchange rate (expressed as the SEK value of one U.S. dollar) will be determined on the determination date by reference to the London mid-market rate published by WM Company and displayed on the Reuters WMRSPOT07 page (or any successor or replacement service or page) at 4:00 p.m. London time, as determined by the calculation agent, except in the limited circumstances described under “Specific Terms of Your Notes — Consequences of a Non-Fixing Day” on page S-20

Final exchange rate for RUB/USD: with respect to the Russian Ruble, the final exchange rate (expressed as the RUB value of one U.S. dollar) will be determined on the determination date as calculated by the Chicago Mercantile Exchange (“CME”) and as published on CME’s website, which appears on the Reuters Screen EMTA Page (or any successor or replacement service or page), at approximately 1:30 p.m., Moscow time, as determined by the calculation agent, except in the limited circumstances described under “Specific Terms of Your Notes — Consequences of a Non-Fixing Day” on page S-20

Final exchange rate for KRW/USD: with respect to the Korean Won, the Korean Won/U.S. dollar market average rate (expressed as the KRW value of one U.S. dollar) for settlement in two business days reported by the Korea Financial Telecommunications and Clearing Corporation which appears on the Reuters Screen KFTC18 Page to the right of the caption “USD Today” that is available at approximately 3:30 p.m., Seoul time, or as soon thereafter as practicable, on the relevant determination date (or any successor or replacement service or page) thereto as determined by the calculation agent, except in the limited circumstances described under “Specific Terms of Your Notes — Consequences of a Non-Fixing Day” on page S-20

Final exchange rate for MYR/USD: with respect to the Malaysian Ringgit, the Malaysian Ringgit/U.S. dollar spot rate at 11:00 a.m., Singapore time (expressed as the MYR value of one U.S. dollar) for settlement in two business days, reported by the Association of Banks in Singapore, which appears on the Telerate Page 50157 to the right of the caption “Spot” under the column “MYR” at approximately 11:30 a.m., Singapore time, on the relevant determination date (or any successor or replacement service or page) thereto as determined by the calculation agent, except in the limited circumstances described under “Specific Terms of Your Notes — Consequences of a Non-Fixing Day” on page S-20

Final exchange rate for CLP/USD: with respect to the Chilean Peso, the Chilean Peso/U.S. dollar “observado” rate (expressed as the CLP value of one U.S. dollar) for settlement in one business day, reported by the Banco Central de Chile (www.bcentral.cl) as the “Dólar Observado” (Dollar Observado) rate by not later than 10:30 a.m., Santiago time, on the first business day following the relevant determination date (or any successor or replacement service or page) thereto as determined by the calculation agent, except in the limited circumstances described under “Specific Terms of Your Notes — Consequences of a Non-Fixing Day” on page S-20

The relevant Reuters or Telerate pages, as applicable, for each basket currency are as follows:

Exchange Rate	Reuters or Telerate Page
NZD/USD	WMRSPOT13
SEK/USD	WMRSPOT07
RUB/USD	EMTA
KRW/USD	KFTC18
MYR/USD	50157
CLP/USD	N/A*

*	The exchange rate for the Chilean Peso can be found at www.bcentral.cl

Initial basket level: 100

Final basket level: the final basket level will equal the initial basket level times the sum of the results of (i) the final exchange rate for each basket currency divided by (ii) the initial exchange rate for each basket currency times (iii) the respective weighting for each basket currency, as determined by the calculation agent on the determination date, subject to the circumstances described under “Specific Terms of Your Notes — Consequences of a Non-Fixing Day” on page S-20 and “— Market Disruption Event” on page S-23

Basket weightings: the exchange rates are equally weighted, as set forth in the table below:

Exchange Rate	Weight in Basket
NZD/USD	16 2/3%
SEK/USD	16 2/3%
RUB/USD	16 2/3%
KRW/USD	16 2/3%
MYR/USD	16 2/3%
CLP/USD	16 2/3%

Basket return: the quotient of (1) the initial basket level minus the final basket level divided by (2) the initial basket level, expressed as a positive or negative percentage

Supplemental discussion of federal income tax consequences: you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a prepaid derivative contract with respect to the basket currencies

Trade date: November 22, 2011

Original issue date (settlement date): November 30, 2011

Stated maturity date: January 15, 2014, subject to adjustment as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Stated Maturity Date” on page S-20

Determination date: January 8, 2014, subject to adjustment as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Determination Date” on page S-20 and “— Consequences of a Non-Fixing Day” on page S-20

Fixing day: as described under “Specific Terms of Your Notes — Special Calculation Provisions — Fixing Day” on page S-21

Business day: as described under “Specific Terms of Your Notes — Special Calculation Provisions — Business Day” on page S-22

Market disruption event: as described under “Specific Terms of Your Notes — Special Calculation Provisions — Market Disruption Event” on page S-23

Scheduled holiday: as described under “Specific Terms of Your Notes — Special Calculation Provisions — Unscheduled and Scheduled Holiday” on page S-22

Unscheduled holiday: as described under “Specific Terms of Your Notes — Special Calculation Provisions — Unscheduled and Scheduled Holiday” on page S-22

Interest: the notes do not bear interest

No listing: the notes will not be listed on any securities exchange or interdealer market quotation system

No redemption: the notes will not be subject to redemption right or price dependent redemption right

Calculation agent: Goldman, Sachs & Co.

CUSIP no.: 38143UG96

ISIN no.: US38143UG967

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical basket returns on the determination date could have on the payment amount, assuming all other variables remain constant. No one can predict what the market value of the basket currencies will be on the determination date. The basket currencies have been highly volatile in the past — meaning that the exchange rates have changed substantially in relatively short periods — and their performance cannot be predicted for any future period. The final basket level can appreciate or depreciate due to changes in any of the exchange rates.

Any rate of return you may earn on an investment in the notes may be lower than that which you could earn on a comparable investment in the basket currencies.

The information in the table and chart reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples shown below. In addition, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is, and the price you receive for your notes may be, significantly less than the original issue price. For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to Your Notes — Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (As Determined by Reference to Pricing Models Used by Goldman, Sachs & Co.) Is, and the Price You May Receive

for Your Notes May Be, Significantly Less Than the Issue Price” on page S-9 and “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” on page S-12. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Face amount per note	$1,000

Initial basket level	100

Threshold settlement amount	$1,300

Upside participation factor	150%

Buffer rate	125%

Buffer amount	20.00%

Notes purchased on the original issue date at the face amount and held to the stated maturity date

No market disruption event occurs

No change in or affecting the composition of the basket

No change in the relative weighting of the basket currencies

For these reasons, the actual performance of the exchange rates over the life of the offered notes, as well as the payment amount at maturity, may bear little relation to the hypothetical examples shown below or to the historical levels of the exchange rates shown elsewhere in this prospectus supplement. For information about the exchange rates during recent periods, see “The Basket Currencies — Historical Exchange Rates” on page S-26. Before investing in the offered notes, you should consult publicly available information to determine the exchange rates between the date of this prospectus supplement and the date of your purchase of the offered notes.

Also, the examples below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the basket currencies.

The levels in the left column of the following table represent hypothetical basket returns (rounded to the nearest one hundredth of one percent). The amounts in the right column represent the hypothetical payment amounts, based on the corresponding hypothetical basket return and are expressed as percentages of the face amount of a note (rounded to the nearest one hundredth of one percent). Thus, a hypothetical payment amount of 100% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100% of the face amount of a note, based on the corresponding hypothetical basket return and the assumptions noted above.

The final basket level will be determined based on the performance of each of the exchange rates. The initial basket level is 100. The basket return will be equal to the quotient of (1) the initial basket level minus the final basket level divided by (2) the initial basket level, expressed as a positive or negative percentage.

Hypothetical Basket Return	Hypothetical Payment Amount (as Percentage of Face Amount)
50.00%	175.00%
30.00%	145.00%
25.00%	137.50%
20.00%	130.00%
12.00%	130.00%
10.00%	130.00%
7.00%	130.00%
5.00%	130.00%
0.00%	130.00%
-5.00%	100.00%
-10.00%	100.00%
-20.00%	100.00%
-25.00%	93.75%
-50.00%	62.50%
-75.00%	31.25%
-90.00%	12.50%
-100.00%	0.00%

If, for example, the basket return was determined to be -50.00%, the payment amount that we would deliver to you at maturity would be 62.50% of the face amount of your notes. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would lose 37.50% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).

The following chart shows a graphical illustration of the hypothetical payment amounts (expressed as a percentage of the face amount of your notes) that we would deliver to the holder of the notes on the stated maturity date, if the basket return was any of the hypothetical returns shown on the horizontal axis.

The payment amounts shown above are entirely hypothetical; they are based on exchange rates that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payment amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical payment amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” on page S-12.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the United States income tax treatment of the notes, as described elsewhere in this prospectus supplement.

We cannot predict the actual basket return or what the market value of your notes will be on any given fixing day, nor can we predict the relationship between the basket level and the market value of your notes at any time prior to the stated maturity date. The actual amount that a holder of the offered notes will receive on the stated maturity date and the total rate of return on the offered notes will depend on the actual basket return determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical examples are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your note on the stated maturity date may be very different from the information reflected in the table and hypothetical examples above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated September 19, 2011. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the basket currencies. You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions

or Any Other Relevant Factors, the Market

Value of Your Notes on the Trade Date (As

Determined by Reference to Pricing Models

Used by Goldman, Sachs & Co.) Is, and the

Price You May Receive for Your Notes

May Be, Significantly Less Than the Issue Price

The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market, which it is under no obligation to do) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through June 22, 2012. After June 22, 2012, the price at which Goldman, Sachs & Co. would buy or sell notes (if Goldman, Sachs & Co. makes a market) will reflect the value determined by reference to the pricing models, plus our customary bid and asked spread.

In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. for the notes would reflect any changes in market conditions and other relevant factors, including deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit ratings or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. To the extent that Goldman, Sachs & Co. makes a market in the notes, it may receive income from the spreads between its bid and offer prices for the notes, if any. In addition, even if our creditworthiness does not decline, the value of your notes on the trade date is significantly less than the original issue price, taking into account our credit spreads on that date. The quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. See “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” below.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have an Active Trading Market” below.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. Unless the payment amount on your notes on the stated maturity date substantially exceeds the amount you paid for your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

You May Lose Your Entire Investment in the

Notes

You can lose all or substantially all of your investment in the notes. The cash payment on the notes, if any, on the stated maturity date will be based on the basket return. Thus, if the basket return is less than -20%, as calculated by the calculation agent, you will receive less than the face amount of your notes on the stated maturity date and may lose all or substantially all of your investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of the notes prior to the stated maturity date may be significantly lower than the purchase price paid for such notes. Consequently, if you sell your notes before the stated maturity date, you may receive less than the amount of your investment in the notes.

A Decline in One Basket Currency

Against the U.S. Dollar May Offset

Increases in the Other Currencies in the

Basket Against the U.S. Dollar Over the Life of the Notes

Declines in one basket currency against the U.S. dollar (i.e., if the value of the USD strengthens against the basket currency) may offset increases in one or more other basket currencies against the USD. As a result, even if one or more basket currencies have appreciated against the USD over the term of your notes, you may lose a significant amount of your investment if some or all of the other basket currencies decline versus the USD.

The Return on Your Notes Will Depend on

Changes in the Exchange Rates of the

Basket Currencies and Is Subject to Foreign

Currency Exchange Risk

Any amount that we pay on the maturity date on the outstanding face amount of your notes will be based upon the difference between the final basket level and the initial basket level. Fluctuations in the exchanges rates for the basket currencies relative to the USD will affect the market price of your notes, the final basket level and the amount payable at maturity. An investor’s net exposure will depend on the extent to which the basket currencies strengthen or weaken against the USD and the relative weight of each basket currency. If, taking into account such weighting, the USD strengthens against the basket currencies, the basket return will be adversely affected and the amount payable at maturity of the notes may be reduced.

The exchange rates for the basket currencies relative to the USD are the result of the supply of, and the demand for, those basket currencies. Changes in the exchange rates result over time, and may vary considerably during the life of your notes, from the interaction of many factors directly or indirectly affecting economic and political conditions in the country or area of each basket currency and the United States, including economic and political developments in other countries.

Of particular importance to potential currency exchange risk are:

•	existing and expected rates of inflation;

•	existing and expected interest rate levels;

•	the balance of payments among countries;

•	the extent of governmental surpluses or deficits in the relevant foreign country and the United States; and

•	other financial, economic, military and political factors.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the governments of the relevant foreign countries and the United States and other countries important to international trade and finance.

The price of the notes and payment on the stated maturity date could also be adversely affected by delays in, or refusals to grant, any required governmental approval for conversions of a local currency and remittances abroad with respect to the currency restrictions on the repatriation of USD.

We cannot assure you that a currency crisis or significant devaluation will not happen in the future to one or more of the basket currencies during the term of the notes. If one or more of the basket currencies is devalued, the value of the notes will be significantly adversely affected.

Past Performance

is No Guide to Future Performance

The actual performance of the basket currencies, as well as the amount payable, if any, at maturity, may bear little relation to the historical performance of the exchange rates or the hypothetical return examples set forth in “—Hypothetical Examples” above. Changes in the value of each basket currency relative to the USD will affect the market value of the notes. However, we cannot predict the future performance of each basket currency and it is impossible to predict whether the basket currencies will appreciate or depreciate relative to the USD from the trade date to the determination date.

Other Investors in the Notes May Not Have the Same Interests as You

Other investors in the notes are not required to take into account the interests of any other investor in exercising remedies or voting or other rights in their capacity as note holders or in making requests or recommendations to Goldman, Sachs & Co. as to the establishment of other transaction terms. The interests of other investors may, in some circumstances, be adverse to your interests. For example, certain investors may take short positions (directly or indirectly through derivative transactions) on assets that are the same or similar to your notes or one or more of the basket currencies, which may adversely impact the market for or value of your notes.

We May Sell an Additional Aggregate

Face Amount of the Notes at a

Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this prospectus supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this prospectus supplement.

If You Purchase Your Notes at a Premium to

Face Amount, the Return on Your Investment

Will Be Lower Than the Return on Notes

Purchased at Face Amount and the Impact of

Certain Key Terms of the Notes Will Be

Negatively Affected

The payment amount you will be paid for your notes on the stated maturity date will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the buffer amount on the return on your investment will depend on the price you pay for your notes relative to the face amount. For example, the buffer amount, while still providing some protection for the return on the notes, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

Intervention in the Foreign Currency

Exchange Markets by the Countries Issuing

the Basket Currencies Could Materially and

Adversely Affect the Value of Your Notes

Certain currencies’ exchange rates are volatile and are affected by numerous factors specific to each foreign country. Foreign currency exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government, or left to float freely. Governments, including those issuing the basket currencies use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. Currency developments may occur in any of the countries issuing the basket currencies to which your notes are linked. Often, these currency developments impact foreign currency exchange rates in ways that cannot be predicted.

Governments may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the offered notes is that their liquidity, trading value and payment amount could be affected by the actions of sovereign governments that could change or interfere with previously freely determined currency valuations, fluctuations in response to other market forces and the movement of currencies across borders.

The calculation agent is not obligated to make any offsetting adjustment or change made during the life of your notes in the event that any floating exchange rate should become fixed, any fixed exchange rate should be allowed to float, or that a band limiting the float of any basket currency should be altered or removed. Nor will the calculation agent be obligated to make any offsetting adjustment or change in the event of any other devaluation or revaluation or imposition of exchange or other regulatory controls or taxes or in the event of other developments affecting the basket currencies, the USD, or any other currency.

A weakening in the exchange rate of any of the basket currencies relative to the USD as a result of any intervention by sovereign governments may have a material adverse effect on the value of your notes and the return on an investment in your notes.

Suspensions or Disruptions of Market Trading in One or More Foreign Currencies May Adversely Affect the Value of Your Notes

The foreign currency exchange markets are subject to temporary distortions or other disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets and the participation of speculators. These circumstances could adversely affect the relevant foreign currency exchange rates and, therefore, the value of your notes.

Even Though Currencies Trade Around-The-Clock, Your Notes Will Not

The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for your notes, if any trading market develops, will not conform to the hours during which the basket currencies trade. Significant price and rate movements may take place in the underlying foreign currency exchange markets that will not be reflected immediately in the price of your notes. The possibility of these movements should be taken into account in relating the value of your notes to those in the underlying foreign currency exchange markets. There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the value of the basket used to calculate the payment amount. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign currency exchange markets.

The Market Value of Your Notes May Be

Influenced By Many Factors That are

Unpredictable and Interrelated in Complex Ways

The following factors, many of which are beyond our control, will influence the value of your notes:

•	the volatility — i.e., the frequency and magnitude of changes — of the exchange rates of the basket currencies;

•	the level of the basket;

•	economic, financial, regulatory, political, military and other events that affect currency markets generally, and which may affect the basket currency levels (for more detailed description of this factor, see “— The Return on Your Notes Will Depend on Changes in the Exchange Rates of the Basket Currencies and Is Subject to Foreign Currency Exchange Risk” above);

•	interest rates, in particular with respect to the markets relating to the basket currencies and the USD;

•	the time remaining until your notes mature; and

•	our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors will influence the market value of your notes if you sell your notes before maturity. If you sell your notes prior to maturity, you may receive less than the face amount of your notes. You cannot predict the future performance of the basket currencies relative to the USD based on their historical performance.

The Payment Amount on Your Notes Will Not Be

Affected by the Basket Level on Any Date

Other Than the Determination Date

The payment amount that will be paid on your notes at maturity will be determined based on the final basket level on the determination date. Although the actual basket level on the stated maturity date or at other times during the life of your notes may be lower than the final basket level, you will not benefit from the basket level at any time other than on the determination date.

The Calculation Agent Can Adjust the

Determination Date if a Scheduled Holiday,

Market Disruption Event, or Unscheduled

Holiday Occurs or is Continuing

If the calculation agent determines that the determination date with respect to any exchange rate is not a fixing day because of a scheduled holiday, then the determination date for such exchange rate will be the immediately preceding fixing day.

If the calculation agent determines that the determination date with respect to any exchange rate is not a fixing day because of (a) an unscheduled holiday or (b) a market disruption event occurs or is continuing on that day, then in each case the determination date for such exchange rate will be the first following fixing day on which the calculation agent determines that no unscheduled holiday or market disruption event has occurred or is still continuing with respect to such exchange rate. In no event, however, will the determination date for any of the exchange rates be later than the originally scheduled stated maturity date. As a result of any of the foregoing, the stated maturity date for your notes may also be postponed, as described under “—Specific Terms of Your Notes — Stated Maturity Date” below. In such a case, you may not receive the cash payment, if any, that we are obligated to deliver on the stated maturity date until several days after the originally scheduled stated maturity date. If the determination date is postponed to the last possible day, but (a) that day is an unscheduled holiday or (b) on that day a market disruption event occurs or is continuing, that day will nevertheless be the determination date for such exchange rate. If the calculation agent determines that on the last possible determination date, as postponed with respect to any exchange rate, the final exchange rate is unavailable because of the occurrence of an unscheduled holiday or a market disruption event or for any other reason, the calculation agent will nevertheless determine on such determination date, as postponed, the final exchange rate for such currency based on its assessment, made in its sole discretion, as described under “— Specific Terms of Your Notes — Consequences of a Non-Fixing Day” below.

If the Exchange Rates for the Basket

Currencies Change, the Market Value of Your

Notes May Not Change in the Same Manner

Your notes may trade quite differently from the performance of the exchange rates comprising the basket. Changes in the exchange rates may not result in a comparable change in the market value of your notes. In part, this is because of the weightings assigned to the exchange rates. We discuss some of the reasons for this disparity under “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” above.

The Notes Are Subject to the Credit Risk of Goldman Sachs

Although the return on the notes will be based on the performance of the exchange rates, the payment of any amount due on the notes is subject to the credit risk of Goldman Sachs. Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. In addition, any decline in our credit ratings or any increase in our credit spreads is likely to adversely affect the market value of the notes prior to maturity.

Goldman Sachs’ Anticipated Hedging Activities May Negatively Impact Investors in the Notes and Cause Our Interests and Those of Our Clients and Counterparties to be Contrary to Those of Investors in the Notes

As we describe under “Use of Proceeds and Hedging” below, we, through Goldman, Sachs & Co. or one or more of our other affiliates, have hedged or expect to hedge our obligations under the offered notes by purchasing futures and/or other instruments linked to the basket currencies. We also expect to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to one or more of the basket currencies, at any time and from time to time, and to unwind the hedge by selling any of the foregoing on or before the determination date for your notes. We may also enter into, adjust and unwind hedging transactions relating to other currency-linked notes whose returns are linked to changes in one or more of the exchange rates. Any of these hedging activities may adversely affect one or more of the exchange rates and, therefore, the market value of your notes and the amount we will pay on your notes at maturity. It is possible that we, through our affiliates, could receive substantial returns with respect to our hedging activities while the value of your notes may decline. See “Use of Proceeds and Hedging” below for a further discussion of transactions in which we or one or more of our affiliates may engage.

In addition to entering into such transactions itself, Goldman Sachs may structure such transactions for its clients or counterparties, or otherwise advise or assist clients or counterparties in entering into such transactions. These activities may be undertaken to achieve a variety of objectives, including: permitting other purchasers of the notes or other securities to hedge their investment in whole or in part; facilitating transactions for other clients or counterparties that may have business objectives or investment strategies that are inconsistent with or contrary to those of investors in the notes; hedging the exposure of Goldman Sachs to the notes including any interest in the notes that it reacquires or retains as part of the offering process, through its market-making activities or otherwise; enabling Goldman Sachs to comply with its internal risk limits or otherwise manage firmwide, business unit or product risk; and/or enabling Goldman Sachs to take directional views as to relevant markets on behalf of itself or its clients or counterparties that are inconsistent with or contrary to the views and objectives of the investors in the notes.

Goldman, Sachs & Co. and our other affiliates may also engage in trading in one or more of the basket currencies or instruments whose returns are linked to any of the basket currencies for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these hedging or other activities of Goldman, Sachs & Co. or our other affiliates could adversely affect one or more of the exchange rates — directly or indirectly — and, therefore, the market value of your notes and the amount we will pay on your notes, if any, at maturity. In addition, you should expect that these transactions will cause Goldman Sachs or its clients or counterparties to have economic interests and incentives that do not align with, and that may be directly contrary to, those of an investor in the notes. Goldman Sachs will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes, and may receive substantial returns on hedging or other activities while the value of your notes declines.

Goldman Sachs’ Trading and Investment Activities for its Own Account or for its Clients Could Negatively Impact Investors in the Notes

Goldman Sachs is a global investment banking, securities and investment management firm that provides a wide range of financial services to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals. As such, it acts as an investor, investment banker, research provider, investment manager, investment advisor, market maker, trader, prime broker and lender. In those and other capacities, Goldman Sachs purchases, sells or holds a broad array of investments, actively trades securities, derivatives, loans, commodities, currencies, credit default swaps, indices, baskets and other financial instruments and products for its own account or for the accounts of its customers, and will have other direct or indirect interests, in the global fixed income, currency, commodity, equity, bank loan and other markets. Any of Goldman Sachs’ financial market activities may, individually or in the aggregate, have an adverse effect on the market for your notes, and you should expect that the interests of Goldman Sachs or its clients or counterparties will at times be adverse to those of investors in the notes.

Goldman Sachs regularly offers a wide array of securities, financial instruments and other products into the marketplace, including existing or new products that are similar to your notes, or similar or linked to the basket currencies. Investors in the notes should expect that Goldman Sachs will offer securities, financial instruments, and other products that will compete with the notes for liquidity, research coverage or otherwise. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the market value of your notes and the amount we will pay on your notes at maturity, if any.

Goldman Sachs’ Market-Making Activities Could Negatively Impact Investors in the Notes

Goldman Sachs actively makes markets in and trades financial instruments for its own account and for the accounts of customers. These financial instruments include debt and equity securities, currencies, commodities, bank loans, indices, baskets and other products. Goldman Sachs’ activities include, among other things, executing large block trades and taking long and short positions directly and indirectly, through derivative instruments or otherwise. The securities and instruments in which Goldman Sachs takes positions, or expects to take positions, include the basket currencies and securities and instruments linked to the basket currencies, and those trading activities, if they influence the exchange rates for the basket currencies, could be adverse to your interests as a beneficial owner of your notes. Market making is an activity where Goldman Sachs buys and sells on behalf of customers, or for its own account, to satisfy the expected demand of customers. By its nature, market making involves facilitating transactions among market participants that have differing views of securities and instruments. As a result, you should expect that Goldman Sachs will take positions that are inconsistent with, or adverse to, the investment objectives of investors in the notes.

You Should Expect that Goldman Sachs Personnel Will Take Research Positions, or Otherwise Make Recommendations, Provide Investment Advice or Market Color or Encourage Trading Strategies that Might Negatively Impact Investors in the Notes

Goldman Sachs and its personnel, including its sales and trading, investment research and investment management personnel, regularly make investment recommendations, provide market color or trading ideas, or publish or express independent views in respect of a wide range of markets, currencies and instruments. They regularly implement, or recommend to clients that they implement, various investment strategies relating to these markets, currencies and instruments. These strategies include, for example, buying or selling foreign currency swaps. Any of these recommendations and views may be negative with respect to one or more of the basket currencies, or other securities or instruments similar to or linked to the foregoing or result in trading strategies that have a negative impact on the market for any such securities or instruments, particularly in illiquid markets. In addition, you should expect that personnel in the trading and investing businesses of Goldman Sachs will have or develop independent views of one or more of the basket currencies or other market trends, which may not be aligned with the views and objectives of investors in the notes.

The Offering of the Notes May Reduce an Existing Exposure of Goldman Sachs or Facilitate a Transaction or Position that Serves the Objectives of Goldman Sachs or Other Parties

A completed offering may reduce Goldman Sachs’ existing exposure to one or more of the basket currencies or securities and instruments linked to one or more of the basket currencies, including exposure gained through hedging transactions in anticipation of this offering. An offering of notes will effectively transfer a portion of Goldman Sachs’ exposure (and indirectly transfer the exposure of Goldman Sachs’ hedging or other counterparties) to investors in the notes.

The terms of the offering (including the selection of the basket currencies and the establishment of other transaction terms) may have been selected in order to serve the investment or other objectives of Goldman Sachs or another client or counterparty of Goldman Sachs. In such a case, Goldman Sachs would typically receive the input of other parties that are involved in or otherwise have an interest in the offering, transactions hedged by the offering, or related transactions. The incentives of these other parties would normally differ from and in many cases be contrary to those of investors in the notes.

As Calculation Agent, Goldman, Sachs & Co.

Will Have the Authority to Make

Determinations that Could Affect the Market

Value of Your Notes, When Your Notes

Mature and the Payment Amount You

Receive, if Any, at Maturity

As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making various determinations that affect your notes, including determining the final basket level, which we will use to determine the payment amount you will receive on the stated maturity date, and whether to adjust the determination date because of a market disruption event, scheduled holiday or unscheduled holiday. See “Specific Terms of Your Notes” below. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described under “— Goldman Sachs’ Trading and Investment Activities for its Own Account or for its Clients Could Negatively Impact Investors in the Notes” above. We may change the calculation agent at any time without notice, and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Owning the Notes is Not the Same as

Owning the Basket Currencies

The return on your notes will not reflect the return you would realize if you actually purchased any or all of the basket currencies and converted them into USD on the determination date. Even if the basket currencies appreciate relative to the USD during the term of the notes, the market value of the notes may not increase by the same amount. It is also possible for the basket currencies to appreciate against the USD while the market value of the notes declines.

Your Notes May Not Have an

Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

The Tax Consequences of an Investment in

Your Notes Are Uncertain

The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes. Pursuant to the terms of the notes, The Goldman Sachs Group, Inc. and you agree (in the absence of a change in law, an administrative guidance or a judicial ruling to the contrary) to characterize your notes for all purposes as a pre-paid derivative contract relating to the performance of the basket currencies. If your notes are so treated, you should generally recognize gain or loss upon the sale or maturity of your notes in an amount equal to the difference between the amount you receive upon the sale of your notes or on the stated maturity date and the amount you paid for your notes. Such gain or loss should generally be exchange gain or loss that is taxable as ordinary income or loss to the extent such gain or loss is attributable to changes in the value of the basket currencies. As discussed below under “Supplemental Discussion of Federal Income Tax Consequences” on page S-30, we believe that it would be reasonable for you to take the position that you are eligible to make an election with respect to the notes under which any gain or loss that you recognize with respect to the notes would be capital gain or loss. However, there is a risk that the Internal Revenue Service might assert that you may not make such an election for your notes, in which case the Internal Revenue Service may treat such gain or loss as ordinary. Please see the more detailed discussion regarding the election in “Supplemental Discussion of Federal Income Tax Consequences” below, including a discussion of the procedures for making the election. Any gain or loss that is not attributable to changes in the value of the basket currencies should be capital gain or loss, irrespective of whether you made such election.

In addition, the Internal Revenue Service issued a notice in 2007 indicating that it is considering issuing guidance regarding the tax treatment of an instrument such as your notes, and any such guidance could adversely affect the value and the tax treatment of your notes. Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts, contingent notional principal contracts and other derivative contracts. While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case increase the likelihood that you will be required to accrue income over the term of an instrument such as the notes even though you will not receive any payments with respect to the notes until maturity. The outcome of this process is uncertain.

We describe these and other developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences — United States Holders — Change in Law” below. You should consult your own tax advisor about this matter. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of Federal Income Tax Consequences” below, unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

Certain Considerations for Insurance

Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

SPECIFIC TERMS OF YOUR NOTES

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries, while references to “Goldman Sachs” mean The Goldman Sachs Group, Inc. together with its consolidated subsidiaries and affiliates. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, in each case relating to the Medium-Term Notes, Series D, of The Goldman Sachs Group, Inc. Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

The offered notes are part of a series of debt securities, entitled “Medium-Term Notes, Series D”, that we may issue under the indenture from time to time as described in the accompanying prospectus. The offered notes are also “indexed debt securities”, as defined in the accompanying prospectus.

This prospectus supplement summarizes specific financial and other terms that apply to the offered notes, including your notes; terms that apply generally to all Series D medium-term notes are described in “Description of Notes We May Offer” in the accompanying prospectus supplement. The terms described here supplement those described in the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

In addition to those terms described on the first four pages of this prospectus supplement, the following terms will apply to your notes:

No interest: we will not pay interest on your notes

Specified currency:

•	U.S. dollars (“$”)

Form of note:

•	global form only: yes, at DTC

•	non-global form available: no

Denominations: each note registered in the name of a holder must have a face amount of $1,000 or integral multiples of $1,000 in excess thereof

Defeasance applies as follows:

•	full defeasance: no

•	covenant defeasance: no

Other terms:

•	the default amount will be payable on any acceleration of the maturity of your notes as described under “— Special Calculation Provisions” below

•	a business day for your notes will not be the same as a business day for our other Series D medium-term notes, as described under “— Special Calculation Provisions” below

•	a trading day for your notes will be as described under “— Special Calculation Provisions” below

Please note that the information about the settlement or trade dates, issue price, underwriting discount and net proceeds to The Goldman Sachs Group, Inc. on the front cover page or elsewhere in this prospectus supplement relates only to the initial issuance and sale of the notes. We may decide to sell additional notes on one or more dates after the date of this prospectus supplement, at issue prices, underwriting discounts and net proceeds that differ from the amounts set forth on the front cover page or elsewhere in this prospectus supplement. The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

If you have purchased your notes in a market-making transaction after the initial issuance and sale of the notes, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

We describe the terms of your notes in more detail below.

Basket Currencies and Exchange Rates

In this prospectus supplement, when we refer to the basket currencies as of any time, we mean the New Zealand Dollar (NZD), the Swedish Krona (SEK), the Russian Ruble (RUB), the Korean Won (KRW), the Malaysian Ringgit (MYR) and the Chilean Peso (CLP). When we refer to the exchange rates as of any time, we mean the exchange rates for each of the basket currencies, expressed as the foreign currency value of one U.S. dollar (NZD/USD, SEK/USD, RUB/USD, KRW/USD, MYR/USD and CLP/USD).

Payment of Principal on Stated Maturity Date

On the stated maturity date, for each $1,000 face amount, we will pay to the holder of the notes, an amount in cash equal to:

•

if the basket return is zero or positive, the greater of (i) the threshold settlement amount, and (ii) the sum of (a) $1,000 plus (b) the product of (1) $1,000 times (2) the upside participation factor times (3) the basket return;

•	if the basket return is negative but greater than or equal to -20%, $1,000; or

•

if the basket return is negative and less than -20%, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the buffer rate times (c) the sum of the basket return plus the buffer amount, subject to a minimum payment amount of $0

Threshold settlement amount

The threshold settlement amount is $1,300.00.

Upside participation factor

The upside participation factor is 150%.

Buffer rate

The buffer rate is 125%.

Buffer amount

The buffer amount is 20%.

Basket return

The basket return is equal to the quotient of (i) the initial basket level minus the final basket level divided by (ii) the initial basket level, expressed as a positive or negative percentage.

Initial basket level

The initial basket level is 100.

Basket weightings

The exchange rates are weighted, as shown in the table below:

Exchange Rate	Weight in Basket
NZD/USD	16 2/3%
SEK/USD	16 2/3%
RUB/USD	16 2/3%
KRW/USD	16 2/3%
MYR/USD	16 2/3%
CLP/USD	16 2/3%

Final basket level

The final basket level will equal the initial basket level times the sum of the results of (i) the final exchange rate for each basket currency divided by (ii) the initial exchange rate for each basket currency times (iii) the respective weighting for each basket currency.

The final basket level will be determined by the calculation agent on the determination date, subject to the circumstances described under “— Consequences of a Non-Fixing Day” and “— Market Disruption Event” below.

Initial exchange rates

The initial exchange rate for each of the basket currencies is expressed as the foreign currency value of one U.S. dollar. The initial exchange rates are set forth in the table below:

Exchange Rate	Initial Exchange Rate
NZD/USD	1.3387
SEK/USD	6.8050
RUB/USD	31.03
KRW/USD	1145.00
MYR/USD	3.1735
CLP/USD	516.00

Final exchange rates

With respect to the New Zealand Dollar, the final exchange rate (expressed as the NZD value of one U.S. dollar) will be determined on the determination date by reference to the London mid-market rate published by WM Company and displayed on the Reuters WMRSPOT13 page (or any successor or replacement service or page) at 4:00 p.m. London time, as determined by the calculation agent.

With respect to the Swedish Krona, the final exchange rate (expressed as the SEK value of one U.S. dollar) will be determined on the determination date by reference to the London mid-market rate published by WM Company and displayed on the Reuters WMRSPOT07 page (or any successor or replacement service or page) at 4:00 p.m. London time, as determined by the calculation agent.

With respect to Russian Ruble, the final exchange rate (expressed as the RUB value of one U.S. dollar) will be determined on the determination date as calculated by the Chicago Mercantile Exchange (“CME”) and as published on CME’s website, which appears on the Reuters Screen EMTA Page (or any successor or replacement service or page), at approximately 1:30 p.m., Moscow time, as determined by the calculation agent.

With respect to the Korean Won, the Korean Won/U.S. dollar market average rate (expressed as the KRW value of one U.S. dollar) for settlement in two business days reported by the Korea Financial Telecommunications and Clearing Corporation which appears on the Reuters Screen KFTC18 Page to the right of the caption “USD Today” that is available at approximately 3:30 p.m., Seoul time, or as soon thereafter as practicable, on the relevant determination date (or any successor or replacement service or page) thereto as determined by the calculation agent.

With respect to the Malaysian Ringgit, the Malaysian Ringgit/U.S. dollar spot rate at 11:00 a.m., Singapore time (expressed as the MYR value of one U.S. dollar) for settlement in two business days, reported by the Association of Banks in Singapore, which appears on the Telerate Page 50157 to the right of the caption “Spot” under the column “MYR” at approximately 11:30 a.m., Singapore time, on the relevant determination date (or any successor or replacement service or page) thereto as determined by the calculation agent.

With respect to the Chilean Peso, the Chilean Peso/U.S. dollar “observado” rate (expressed as the CLP value of one U.S. dollar) for settlement in one business day, reported by the Banco Central de Chile (www.bcentral.cl) as the “Dólar Observado” (Dollar Observado) rate by not later than 10:30 a.m., Santiago time, on the first business day following the relevant determination date (or any successor or replacement service or page) thereto as determined by the calculation agent.

The relevant Reuters or Telerate pages for each basket currency are as follows:

Exchange Rate	Reuters or Telerate Page
NZD/USD	WMRSPOT13
SEK /USD	WMRSPOT07
RUB/USD	EMTA
KRW/USD	KFTC18
MYR/USD	50157
CLP/USD	N/A	*
*	The exchange rate for the Chilean Peso can be found at www.bcentral.cl

If the relevant Reuters or Telerate page, or in the case of the Chilean Peso, the Dólar Observado rate, is not available on the determination date due to a market disruption event, a non-trading day or any other reason, the final exchange rate for such basket currency will be determined as set forth under “— Consequences of a Non-Fixing Day” below.

Stated maturity date

The stated maturity date is January 15, 2014, unless that day is not a business day, in which case the stated maturity date will be the next following business day. If the determination date is postponed as described under “— Determination Date” below, the stated maturity date will be postponed by the same number of business day(s) from but excluding the originally scheduled determination date to and including the postponed determination date with respect to the exchange rate for which the determination date was postponed the most business days. In no event, will the stated maturity date be postponed by more than five business days.

Determination Date

With respect to any exchange rate, the determination date is January 8, 2014, unless the calculation agent determines that an unscheduled holiday or a market disruption event has occurred or is continuing on that day or such day is not otherwise a fixing day (except because of a scheduled holiday) with respect to such exchange rate. In that event, the determination date for such exchange rate will be the first following fixing day on which the calculation agent determines that an unscheduled holiday or a market disruption event does not occur and is not continuing with respect to such exchange rate. In the event that the calculation agent determines that the determination date with respect to any exchange rate is not a fixing day because of a scheduled holiday, then the determination date for such exchange rate will be the fixing day immediately preceding the originally scheduled determination date.

In no event, however, will the determination date for any of the exchange rates be postponed to a date later than the originally scheduled stated maturity date, or if the originally scheduled stated maturity date is not a business day, later than the first business day after the originally scheduled stated maturity date.

If the determination date for any exchange rate is postponed to the last possible day, but an unscheduled holiday or a market disruption event occurs or is continuing on that day or such day is not otherwise a fixing day, that day will nevertheless be the determination date for such exchange rate.

Consequences of a Non-Fixing Day

As indicated above, if an unscheduled holiday or a market disruption event occurs or is continuing with respect to any exchange rate on a day that would otherwise be the determination date for such exchange rate or such day is not a fixing day with respect to such exchange rate, then the determination date for such exchange rate will be postponed to the next fixing day or, if the originally scheduled determination date is not a fixing day because of a scheduled holiday, the immediately preceding fixing day on which an unscheduled holiday or a market disruption event does not occur and is not continuing with respect to such exchange rate. In no event, however, will the determination date for any of the exchange rates be postponed past the originally scheduled stated maturity date.

If the calculation agent determines that the final exchange rate for any basket currency that must be used to determine the payment amount is not available on the last possible determination date because of an unscheduled holiday or a continuing market disruption event or a non-fixing day, that day will nevertheless be the determination date for such basket currency and the calculation agent will determine the final basket level based on its assessment, made in its sole discretion, of the final exchange rate of any such basket currency on that day in a commercially reasonable manner.

A market disruption event with respect to an exchange rate will not by itself constitute a market disruption event with respect to the other exchange rates.

Default Amount on Acceleration

If an event of default occurs and the maturity of your notes is accelerated, we will pay the default amount in respect of the principal of your notes at the maturity, instead of the payment amount on the stated maturity date as described earlier. We describe the default amount under “— Special Calculation Provisions” below.

For the purpose of determining whether the holders of our Series D medium-term notes, which include your notes, are entitled to take any action under the indenture, we will treat the outstanding face amount of your notes as the outstanding principal amount of that note. Although the terms of the offered notes differ from those of the other Series D medium-term notes, holders of specified percentages in principal amount of all Series D medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series D medium-term notes, including your notes, except with respect to certain Series D medium-term notes if the terms of such notes specify that the holders of specified percentages in the principal amount of all such notes must also consent to such action. This action may involve changing some of the terms that apply to the Series D medium-term notes, accelerating the maturity of the Series D medium-term notes after a default or waiving some of our obligations under the indenture. In addition, certain changes to the indenture and the notes that only affect certain debt securities may be made with the approval of holders of a majority of the principal amount of such affected debt securities. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “— Modification of the Debt Indentures and Waiver of Covenants”.

Manner of Payment

Any payment on your notes at maturity will be made to an account designated by the holder of your notes and approved by us, or at the office of the trustee in New York City, but only when your notes are surrendered to the trustee at that office. We also may make any payment in accordance with the applicable procedures of the depositary.

Modified Business Day

As described in the accompanying prospectus, any payment on your notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. For your notes, however, the term business day may have a different meaning than it does for other Series D medium-term notes. We discuss this term under “— Special Calculation Provisions” below.

Role of Calculation Agent

The calculation agent in its sole discretion will make all determinations regarding the final basket level, the basket return, the final exchange rates, market disruption events, scheduled holidays, unscheduled holidays, stated maturity date, determination date, fixing days, business days and the payment amount on your notes at maturity. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

Please note that Goldman, Sachs & Co., our affiliate, is currently serving as the calculation agent as of the original issue date of your notes. We may change the calculation agent for your notes at any time after the original issue date without notice, and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Special Calculation Provisions

Fixing Day

When we refer to a fixing day with respect to your notes, we mean, for the New Zealand Dollar, a day on which the London mid-market rate is published by WM Company and displayed on the Reuters WMRSPOT13 page (or any successor or replacement service or page) at 4:00 p.m., London time, for the Swedish Krona, a day on which the London mid-market rate is published by WM Company and displayed on the Reuters WMRSPOT07 page (or any successor or replacement service or page) at 4:00 p.m., London time, for the Russian Ruble, a day on which the RUB/USD rate is calculated by the Chicago Mercantile Exchange (“CME”) and as published by the CME’s website, which appears on the relevant Reuters Screen EMTA page (or any successor or replacement service or page) at approximately 1:30 p.m., Moscow time, for the Korean Won, a day on which the Korean Won/U.S. dollar market average rate for settlement in two business days is reported by the Korea Financial Telecommunications and Clearing Corporation which appears on the Reuters Screen KFTC18 Page to the right of the caption “USD Today” that is available at approximately 3:30 p.m., Seoul time, or as soon thereafter as practicable, for the the Malaysian Ringgit, a day on which the Malaysian Ringgit/U.S. dollar spot rate at

11:00 a.m., Singapore time for settlement in two business days is reported by the Association of Banks in Singapore, which appears on the Telerate Page 50157 to the right of the caption “Spot” under the column “MYR” at approximately 11:30 a.m., Singapore time, or for the Chilean Peso, a day on which the Chilean Peso/U.S. dollar “observado” rate for settlement in one business day is reported by the Banco Central de Chile (www.bcentral.cl) as the “Dólar Observado” (Dollar Observado) rate by not later than 10:30 a.m., Santiago time.

Business Day

When we refer to a business day with respect to your notes, we mean a day that is a New York business day as defined in the accompanying prospectus.

Unscheduled and Scheduled Holiday

Unscheduled holiday means, with respect to any of the exchange rates, a day on which the exchange rate for such day, with respect to the final exchange rates, will not be published and displayed on the relevant Reuters, Telerate page or www.bcentral.cl (or any successor or replacement or similar service or page thereto as determined by the calculation agent in its sole discretion) at the relevant time and the market is made aware of such unscheduled holiday (by means of a public announcement or by reference to other publicly announced information) after 9:00 a.m. New York time on the date that is two fixing days prior to the unscheduled holiday.

Scheduled holiday means, with respect to any of the exchange rates, a day on which the exchange rate for such date, with respect to the final exchange rates, will not be published and displayed on the relevant Reuters, Telerate page or www.bcentral.cl (or any successor or replacement or similar service or page thereto as determined by the calculation agent in its sole discretion) at the relevant time and the market is made aware of such scheduled holiday (by means of a public announcement or by reference to other publicly announced information) at or before 9:00 a.m. New York time on the date that is two fixing days prior to the scheduled holiday.

Default Amount

The default amount for your notes on any day will be an amount, in the specified currency for the principal of your notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all of our payment and other obligations with respect to your notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holder of your notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for your notes, which we describe below, the holder and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period. The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the day the default amount first becomes due.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the determination date, then the default amount will equal the principal amount of your notes.

Qualified Financial Institutions. For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and that is, or whose securities are, rated either:

•	A-1 or higher by Standard & Poor’s Ratings Services or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Market Disruption Event

With respect to each exchange rate, a market disruption event will occur when the final exchange rate for such day is not made available and displayed on the corresponding Reuters or Telerate page (or any successor or replacement service or page), or for the Chilean Peso, by the Banco Central de Chile (or any successor or replacement service or page), as applicable at the relevant time.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.

In anticipation of the sale of the offered notes, we and/or our affiliates have entered or expect to enter into hedging transactions involving purchases of futures and/or other instruments linked to foreign currencies on or before the trade dates. In addition, from time to time after we issue the offered notes, we and/or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into, in connection with the offered notes and perhaps in connection with other notes we issue, some of which may have returns linked to any one or more foreign currencies. Consequently, with regard to your notes, from time to time, we and/or our affiliates:

•	expect to acquire or dispose of positions in listed or over-the-counter options, futures or other instruments linked to foreign currencies,

•	may take or dispose of positions in listed or over-the-counter options or other instruments based on foreign currencies, and/or

•

may take short positions in the other securities of the kind described above — i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser.

We and/or our affiliates may acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the basket currencies or other foreign currencies. We expect these steps to involve sales of instruments linked to the basket currencies and other foreign currencies on or shortly before the determination date. These steps also may involve sales and/or purchases of listed or over-the-counter options, futures or other instruments linked to any one or more of the basket currencies or other foreign currencies or other components of the U.S., European and Asian equity markets.

The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount we will pay on your notes at maturity. See “Additional Risk Factors Specific to Your Notes — Goldman Sachs’ Anticipated Hedging Activities May Negatively Impact Investors in the Notes and Cause Our Interests and Those of Our Clients and Counterparties to be Contrary to Those of Investors in the Notes”, “— Goldman Sachs’ Trading and Investment Activities for its Own Account or for its Clients Could Negatively Impact Investors in the Notes” and “— The Offering of the Notes May Reduce an Existing Exposure of Goldman Sachs or Facilitate a Transaction or Position that Serves the Objectives of Goldman Sachs or Other Parties” above for a discussion of these adverse effects.

THE BASKET CURRENCIES

We have derived all information regarding each of the exchange rates contained in this prospectus supplement from publicly available information, without independent verification.

Historical Basket Return Example

We have assumed for the following historical basket return example that the final basket level determined on the determination date will be the same as it is on the stated maturity date. We have further assumed that the notes are purchased on the original issue date and held until the stated maturity date. If you sell your notes before the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the example below. Some of these factors are explained in more detail in this prospectus supplement.

The following chart is based on the basket return for the period from January 3, 2007 through November 22, 2011 of a basket which is weighted as described above on January 3, 2007 and does not take into account any taxes you may owe as a result of owning your notes. No one can predict what the final exchange rates of the basket currencies will be on the determination date. The basket return can appreciate or depreciate due to changes in the exchange rates of any of the underlying basket currencies relative to the USD.

For these reasons, the actual performance of the basket over the life of the offered notes, as well as the payment amount at maturity, may bear little relation to the historical basket returns in the example shown below. The historical information about the basket currencies during recent periods is set forth below.

The chart below assumes that there is no change in or affecting the exchange rates or the method by which the calculation agent calculates the basket returns and that no market disruption events occur with respect to the underlying exchange rates on the determination date.

Historical Exchange Rates

The respective exchange rates have fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in any of the exchange rates during any period shown below is not an indication that such exchange rates are more or less likely to increase or decrease at any time during the life of your notes. You should not take the historical exchange rates as an indication of future performance. We cannot give you any assurance that the future performance of the exchange rates will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. In light of the increased volatility currently being experienced by the financial services sector and the U.S. and global securities markets and recent market declines, it may be substantially more likely that you could lose all or a substantial portion of your investment in the notes.

Neither we nor any of our affiliates makes any representation to you as to the performance of the exchange rates. The actual performance of the exchange rates over the life of the offered notes, as well as the amount payable at maturity may bear little relation to the historical exchange rates shown below.

The following tables set forth the published high, low and end of quarter daily exchange rates for each of the basket currencies for each of the four calendar quarters in 2008, 2009, 2010 and 2011 (through November 22, 2011), as published by WM Company, the Chicago Mercantile Exchange, the Korea Financial Telecommunications and Clearing Corporation, the Association of Banks in Singapore or the Banco Central de Chile, as applicable, and displayed on the relevant Reuters, Telerate or www.bcentral.cl pages, as applicable, for such periods. As set forth in the following tables, a decrease in an exchange rate for a given day indicates a weakening of the USD against the relevant basket currency, while an increase in an exchange rate indicates a strengthening of the USD against that basket currency. We obtained the information in the tables below from WM Company, the Chicago Mercantile Exchange, the Korea Financial Telecommunications and Clearing Corporation, the Association of Banks in Singapore or the Banco Central de Chile, as applicable, without independent verification. The historical exchange rates and historical exchange rate performance set forth below should not be taken as an indication of future performance. We cannot give you any assurance that the initial basket level will be equal to or greater than the final basket level or that the payment amount at maturity will be greater than the face amount of your notes.

Quarterly High, Low and Period End Exchange Rates of NZD versus USD

	High	Low	Period End
2008
Quarter ended March 31	1.33967	1.22451	1.27194
Quarter ended June 30	1.3352	1.25243	1.31389
Quarter ended September 30	1.54452	1.29291	1.49723
Quarter ended December 31	1.90567	1.48445	1.71116

2009
Quarter ended March 31	2.03211	1.67743	1.75208
Quarter ended June 30	1.79533	1.5223	1.54369
Quarter ended September 30	1.59236	1.38236	1.38236
Quarter ended December 31	1.42582	1.32223	1.37429

2010
Quarter ended March 31	1.45582	1.34716	1.40934
Quarter ended June 30	1.51263	1.36883	1.45423
Quarter ended September 30	1.459	1.35492	1.35953
Quarter ended December 31	1.36036	1.25865	1.28008

	High	Low	Period End
2011
Quarter ended March 31	1.38773	1.28139	1.31105
Quarter ended June 30	1.30531	1.21051	1.2108
Quarter ended September 30	1.30822	1.14292	1.30822
Quarter ending December 31 (through November 22, 2011)	1.33058	1.21632	1.3412

Quarterly High, Low and Period End Exchange Rates of SEK versus USD

	High	Low	Period End
2008
Quarter ended March 31	6.54085	5.92995	5.92995
Quarter ended June 30	6.10615	5.8486	6.01535
Quarter ended September 30	6.97275	5.9503	6.97275
Quarter ended December 31	8.41955	6.9495	7.90795

2009
Quarter ended March 31	9.28705	7.7551	8.2673
Quarter ended June 30	8.65705	7.44335	7.74785
Quarter ended September 30	7.94575	6.8114	6.99285
Quarter ended December 31	7.3486	6.79375	7.1401

2010
Quarter ended March 31	7.4544	7.018	7.197
Quarter ended June 30	8.10085	7.1335	7.782
Quarter ended September 30	7.72995	6.73055	6.73055
Quarter ended December 31	7.0326	6.515	6.72285

2011
Quarter ended March 31	6.89075	6.28515	6.3084
Quarter ended June 30	6.51995	5.989	6.31005
Quarter ended September 30	6.90765	6.2668	6.8682
Quarter ending December 31 (through November 22, 2011)	6.9161	6.3548	6.82955

Quarterly High, Low and Period End Exchange Rates of RUB versus USD

	High	Low	Period End
2008
Quarter ended March 31	24.8025	23.4875	23.4875
Quarter ended June 30	23.8867	23.3258	23.4011
Quarter ended September 30	25.8063	23.0890	25.3946
Quarter ended December 31	30.3517	25.6242	30.3517

2009
Quarter ended March 31	36.4642	30.3517	33.7892
Quarter ended June 30	34.1483	30.5658	31.0800
Quarter ended September 30	33.065	30.0142	30.0296
Quarter ended December 31	30.7167	28.665	30.0017

2010
Quarter ended March 31	30.4704	29.1633	29.4888

	High	Low	Period End
Quarter ended June 30	31.8238	28.9731	31.2546
Quarter ended September 30	31.3054	29.8185	30.5250
Quarter ended December 31	31.4340	29.6433	30.5225

2011
Quarter ended March 31	30.6208	28.1256	28.4306
Quarter ended June 30	28.4750	27.2467	27.8677
Quarter ended September 30	32.4329	27.4433	32.1383
Quarter ending December 31 (through November 22, 2011)	32.8146	29.7800	30.9954

Quarterly High, Low and Period End Exchange Rates of KRW versus USD

	High	Low	Period End
2008
Quarter ended March 31	1021.7	934.5	991.6
Quarter ended June 30	1049.4	974.6	1043.9
Quarter ended September 30	1214.8	1000.2	1214.8
Quarter ended December 31	1509	1191.2	1257.5

2009
Quarter ended March 31	1573.6	1292.1	1398.2
Quarter ended June 30	1376.8	1236.1	1277.9
Quarter ended September 30	1295.7	1181.4	1181.4
Quarter ended December 31	1200.6	1152.8	1167.6

2010
Quarter ended March 31	1172.6	1119.8	1132.5
Quarter ended June 30	1261.5	1104	1230.1
Quarter ended September 30	1231.2	1141.3	1141.3
Quarter ended December 31	1164.9	1106.1	1138.9

2011
Quarter ended March 31	1137.6	1100.1	1100.1
Quarter ended June 30	1096.3	1066.8	1070.1
Quarter ended September 30	1186.0	1049.5	1178.1
Quarter ending December 31 (through November 22, 2011)	1199.5	1104.5	1146.6

Quarterly High, Low and Period End Exchange Rates of MYR versus USD

	High	Low	Period End
2008
Quarter ended March 31	3.3088	3.1631	3.1878
Quarter ended June 30	3.2763	3.1323	3.2661
Quarter ended September 30	3.4688	3.2163	3.4565
Quarter ended December 31	3.6405	3.4455	3.4663

	High	Low	Period End
2009
Quarter ended March 31	3.7241	3.4712	3.6508
Quarter ended June 30	3.6493	3.4839	3.5205
Quarter ended September 30	3.5944	3.4624	3.4764
Quarter ended December 31	3.4715	3.3508	3.4254

2010
Quarter ended March 31	3.4416	3.2649	3.2733
Quarter ended June 30	3.3531	3.1738	3.26
Quarter ended September 30	3.246	3.0829	3.0863
Quarter ended December 31	3.1596	3.0819	3.0835

2011
Quarter ended March 31	3.0766	3.0254	3.026
Quarter ended June 30	3.0603	2.9633	3.0226
Quarter ended September 30	3.1915	2.9396	3.1915
Quarter ending December 31 (through November 22, 2011)	3.2130	3.0602	3.1865

Quarterly High, Low and Period End Exchange Rates of CLP versus USD

	High	Low	Period End
2008
Quarter ended March 31	498.05	431.22	437.71
Quarter ended June 30	526.05	433.98	526.05
Quarter ended September 30	552.47	488.89	551.31
Quarter ended December 31	676.75	555.56	636.45

2009
Quarter ended March 31	643.87	572.39	583.26
Quarter ended June 30	601.04	529.07	531.76
Quarter ended September 30	558.71	531.33	550.36
Quarter ended December 31	557.41	491.09	507.1

2010
Quarter ended March 31	546.18	489.47	524.46
Quarter ended June 30	549.17	514.91	547.19
Quarter ended September 30	545.31	483.65	483.65
Quarter ended December 31	494.44	468.01	468.01

2011
Quarter ended March 31	499.03	466.05	479.46
Quarter ended June 30	476.9	460.04	468.15
Quarter ended September 30	521.85	455.91	521.76
Quarter ending December 31 (through November 22, 2011)	533.74	490.29	517.96

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

This section supplements the discussion of U.S. federal income taxation in the accompanying prospectus and is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. In addition, it is the opinion of Sullivan & Cromwell LLP that the characterization of the notes for U.S. federal income tax purposes that will be required under the terms of the note, as discussed below, is a reasonable interpretation of current law.

United States Holders

The discussion herein applies to you only if you are a United States holder that holds your notes as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of a note and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

The discussion herein does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a regulated investment company;

•	a tax exempt organization;

•	a person that owns a note as a hedge or that is hedged against interest rate risks;
•	a person that purchases or sells the note as part of a wash-sale for tax purposes;

•	a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

•	a person whose functional currency for tax purposes is not the U.S. dollar.

Although the discussion herein is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly discusses how your notes should be treated for U.S. federal income tax purposes, and as a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Tax Treatment. You will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize your notes for all tax purposes as a pre-paid derivative contract with respect to the basket currencies. Except as otherwise stated below the discussion below assumes that your notes will be so treated.

Upon the sale or maturity of your notes, you should recognize gain or loss equal to the difference between the amount realized on the sale or maturity and your tax basis in your notes. Your tax basis in your notes will generally be equal to the amount you paid for the notes. Such gain or loss will generally be exchange gain or loss to the extent such gain or loss is attributable to changes in the value of the basket currencies. If you are an initial purchaser and hold your notes until maturity, all such gain or loss you recognize with respect to your notes will generally be exchange gain or loss. Gain or loss that is not attributable to changes in the value of the basket currencies should generally be capital gain or loss.

Unless you make the election discussed below, the exchange gain or loss will generally be treated as U.S. source ordinary income or loss. If you are a noncorporate holder, you would generally be able to use an ordinary loss to offset your income only in the taxable year in which you recognize the ordinary loss and would generally not be able to carry such ordinary loss forward or back to offset income in other taxable years.

It would be reasonable to take the position that you are permitted to elect to treat the gain or loss that you recognize with respect to your notes as capital gain or loss, which would be long-term capital gain or loss if you have held your notes for more than one year. More specifically, a taxpayer may elect to treat the gain or loss from a “forward contract” or a “similar financial instrument” with respect to foreign currency as capital gain or loss. We believe that it would be reasonable to take the position that the notes should be treated as a “forward contract” or a “similar financial instrument” for this purpose and that therefore a holder can make the election with respect to the notes.

You may make the election described above by clearly identifying your notes as subject to such election in your books and records on the date you acquire your notes. You must further verify your election by attaching a statement to your income tax return which must (i) set forth a description and date of the election, (ii) state that the election was entered into before the close of the date that you acquired your notes, (iii) describe any security for which this election was in effect on the date such security was exercised, sold or exchanged during the taxable year, (iv) state that your notes were never part of a “straddle” as defined in Section 1092 of the Internal Revenue Code and (v) state that all transactions subject to the election are included on the statement. Alternatively, you will be treated as having satisfied the election and verification requirements if you acquire, hold and dispose of your notes in an account with an unrelated broker or dealer and the following requirements are met: (i) only transactions entered into on or after the date the account was established may be recorded in the account, (ii) transactions involving the notes are entered into the account on the date the transactions are entered into and (iii) the broker or dealer provides you with a statement detailing the transactions conducted through the account and includes in such statement the following language: “Each transaction identified in this account is subject to the election set forth in section 988(a)(1)(B)”. Your election may not be effective if you do not comply with the election and verification requirements. You should consult your tax advisor about how this election might be made with respect to your notes.

Any capital gain or loss that you recognize in respect of the notes should generally be short-term capital gain or loss if you hold the notes for one year or less and should generally be long-term capital gain or loss if you hold the notes for more than one year. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

No statutory, judicial or administrative authority directly discusses how your notes should be treated for United States federal income tax purposes. As a result, the United States federal income tax consequences of your investment in the notes are uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Alternative Treatments. There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that treatment other than that described above is more appropriate. In particular, the Internal Revenue Service could take the position that the election described above, which generally permits a taxpayer to treat the gain or loss from a “forward contract” or a similar financial instrument with respect to foreign currency as capital gain or loss, is not available to a holder of a derivative contract of the type that is represented by your notes. Accordingly, it is possible that any gain or loss you might recognize with respect to the notes that is attributable to changes in the value of the basket currencies could by U.S. source ordinary income or loss even if you make the election described above.

In addition, the Internal Revenue Service could treat your notes as a single debt instrument subject to special rules governing contingent payment obligations.

Under those rules, the amount of interest you are required to take into account for each accrual period would be determined by constructing a projected payment schedule for the notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the comparable yield — i.e., the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes — and then determining a payment schedule as of the applicable original issue date that would produce the comparable yield. These rules may have the effect of requiring you to include interest in income in respect of your notes prior to your receipt of cash attributable to that income.

If the rules governing contingent payment obligations apply, any income you recognize upon the sale, exchange or maturity of your notes would be ordinary interest income. Any loss you recognize at that time would be treated as ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and, thereafter, as capital loss.

If the rules governing contingent payment obligations apply, special rules would apply to persons who purchase a note at other than the adjusted issue price as determined for tax purposes.

It is possible that the Internal Revenue Service could seek to characterize your notes in a manner that results in tax consequences to you different from those described above. In December, 2007, the Internal Revenue Service issued Revenue Ruling 2008-1, which concluded that an instrument with a term of three years that was economically equivalent to a euro-denominated deposit — i.e., an instrument issued for 75 euros, promising market-rate interest in euros, and a return of 75 euros at maturity — should be treated as euro-denominated indebtedness notwithstanding that it is denominated in U.S. dollars (e.g., is issued and repaid for an amount in U.S. dollars that is equal to the current value of 75 euros). We do not believe the notes are economically equivalent to deposits in the currencies that make up the basket currencies, however, because (a) the notes do not provide for accruals of interest, (b) the performance of the notes is linked to a basket of currencies, rather than a single currency, (c) the upside return on the notes is subject to the upside participation factor and is subject to the threshold settlement amount, and (d) the return on the notes does not decrease as the value of the basket currencies decreases until the decrease exceeds the buffer amount and thereafter decreases at a leveraged rate (i.e., the notes are “buffered” and have a “leveraged decline”). We therefore think the better view is that Revenue Ruling 2008-1 does not apply to the notes. The intended ambit of this ruling is not clear, however, and the Internal Revenue Service could take the view that Revenue Ruling 2008-1 or the principles of Revenue Ruling 2008-1 should apply to your notes. Under such a view, it is possible that your notes could be treated as one or more debt instruments denominated in the currencies that make up the basket currencies. If your notes are so treated, it is possible that (i) you could be required to accrue interest with respect to the notes on a current basis even though you will not receive any payments from us until maturity and (ii) some or all of the gain or loss that you might recognize with respect to the notes could be ordinary gain or loss.

It is possible that the Internal Revenue Service could assert that, while your notes should generally be characterized as described above, the gain you recognize upon the sale, exchange or maturity of your notes should be treated as ordinary income.

It is possible that the Internal Revenue Service could seek to characterize your notes in a manner that results in tax consequences to you different from those described above. You should consult your tax advisors as to possible alternative characterizations of your notes for U.S. federal income tax purposes.

Change in Law

In 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes.

In addition, the Internal Revenue Service released a notice in 2007 stating that the Internal Revenue Service and the Treasury Department are actively considering issuing guidance regarding the proper Federal income tax treatment of an instrument such as the offered notes including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital. Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts, contingent notional principal contracts and other derivative contracts. While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case increase the likelihood that you will be required to accrue income over the term of an instrument such as the notes even though you will not receive any payments with respect to the notes until maturity. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described above under “Tax Treatment” unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect notes that were issued before the date that such legislation or guidance is issued. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your notes.

Treasury Regulations Requiring Disclosure of Reportable Transactions

Treasury regulations require United States taxpayers to report certain transactions that give rise to a loss in excess of certain thresholds. Under these regulations, a United States holder that recognizes a loss with respect to the notes that is attributable to changes in the spot exchange rate of a foreign currency will be required to report the loss on Internal Revenue Service Form 8886 if such loss exceeds the thresholds set forth in the regulations. For individuals and trusts, this loss threshold is $50,000 in any single taxable year. For other types of taxpayers and other types of losses, the thresholds are higher. You should consult your tax advisor regarding any tax filing and reporting obligations — including any protective filings — that ought to be made in connection with any loss realized in connection with acquiring, owning and disposing of notes.

United States Alien Holders

This section applies to you only if you are a United States alien holder. You are a United States alien holder if you are the beneficial owner of the notes and are, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from the notes.

You will be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your notes at maturity and, notwithstanding that we do not intend to treat the notes as debt for tax purposes, we intend to backup withhold on such payments with respect to your notes unless you comply with the requirements necessary to avoid backup withholding on debt instruments (in which case you will not be subject to such backup withholding) as set forth under “United States Taxation — Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus.

Furthermore, on December 7, 2007, the Internal Revenue Service released Notice 2008-2 soliciting comments from the public on various issues, including whether instruments such as your notes should be subject to withholding. It is therefore possible that rules will be issued in the future, possibly with retroactive effects, that would cause payments on your notes at maturity to be subject to withholding, even if you comply with certification requirements as to your foreign status.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments at maturity with respect to the notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts. Prospective United States alien holders of the notes should consult their own tax advisors in this regard.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests. Each of The Goldman Sachs Group, Inc. and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a nonexempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA (or any regulations thereunder) or, with respect to a governmental plan, under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a government plan, an IRA or a Keogh plan) and propose to invest in the notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this prospectus supplement.

In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $27,000. For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

We will deliver the notes against payment therefor in New York, New York on November 30, 2011, which is expected to be the fifth scheduled business day following the date of this prospectus supplement and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes will initially settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), Goldman, Sachs & Co. has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of the offered notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the offered notes to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Goldman, Sachs & Co. has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the offered notes in circumstances in which Section 21(1) of the FSMA does not apply to The Goldman Sachs Group, Inc.; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

No advertisement, invitation or document relating to the offered notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), if such advertisement, invitation or document is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the offered notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

The offered notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1998 as amended, the “FIEL”) and each underwriter has agreed that it will not offer or sell any offered notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan. As used in this paragraph, resident of Japan means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

This prospectus supplement has not been registered as a prospectus with the Monetary

Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the offered notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person (pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the offered notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the offered notes pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Prospectus Supplement

Summary Information	S-2
Hypothetical Examples	S-6
Additional Risk Factors Specific to Your Notes	S-9
Specific Terms of Your Notes	S-17
Use of Proceeds and Hedging	S-24
The Basket Currencies	S-25
Supplemental Discussion of Federal Income Tax Consequences	S-30
Employee Retirement Income Security Act	S-35
Supplemental Plan of Distribution	S-36

Prospectus Supplement dated September 19, 2011

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-25
Employee Retirement Income Security Act	S-26
Supplemental Plan of Distribution	S-27
Validity of the Notes	S-28

Prospectus dated September 19, 2011

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	48
Description of Units We May Offer	53
Description of Preferred Stock We May Offer	58
The Issuer Trusts	65
Description of Capital Securities and Related Instruments	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	92
Considerations Relating to Floating Rate Debt Securities	97
Considerations Relating to Securities Issued in Bearer Form	98
Considerations Relating to Indexed Securities	102
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	105
Considerations Relating to Capital Securities	108
United States Taxation	112
Plan of Distribution	135
Conflicts of Interest	137
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	139
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995.	140

$7,325,000

The Goldman Sachs

Group, Inc.

Currency-Linked Notes due 2014

(Linked to an Equally Weighted Basket of

Exchange Rates)

Medium-Term Notes,

Series D

Goldman, Sachs & Co.